Sonant Communications Corporation

412 North Main Street
Ste 100
Buffalo, Wyoming  82834

October 19, 2015

Via EDGAR

United States Securities and Exchange Commission

100 F Street, NE, Room 1580

Washington, DC  20549

Re:      Sonant Communications Corporation

File No. 333-206063

            Withdrawal of Form RW

Ladies and Gentlemen:

On October 15, 2015, Sonant Communication Corporation (the “Company”), submitted, via electronic filing, a request for an order granting the withdrawal of its Registration Statement on Form S-1 (333-206063). The Accession Number was 0001557234-15-000324. We hereby request that this request be withdrawn.

If you have any questions regarding this submission, please call our legal counsel, Adam S. Tracy, at (888) 978-9901

Yours very truly,

/s/ Chad Steinhart

Chad Steinhart